Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-4 on Form S-3 No. 333-160199) and related Prospectus of Two Harbors Investment Corp. for the registration of 33,249,000 shares of its common stock that may be issued upon exercise of warrants and to the incorporation by reference therein of our reports dated March 4, 2010, with respect to the consolidated financial statements, and the effectiveness of internal control over financial reporting of Two Harbors Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, MN
October 28, 2010